EXHIBIT 3

TEXT OF AMENDMENTS TO BYLAWS

Article II, Section 12(a) of the Bylaws is amended to read as follows:

Section 12. Director Qualifications

(a) No person shall be eligible for election or appointment to the Board of Directors: (i) if a financial or securities regulatory agency has, within the past ten years, issued a cease and desist, consent or other formal order, other than a civil money penalty, against such person, which order is subject to public disclosure by such agency; (ii) if such person has been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law; (iii) if such person is currently charged in any information, indictment, or other complaint with the commission of or participation in such a crime; or (iv) other than the persons appointed as directors in connection with the formation of the Corporation and other than persons who are also executive officers of the Corporation or of the Corporation’s savings bank subsidiary, The Provident Bank, if such person did not, at the time of his or her first election or appointment to the Board of Directors, maintain his or her principal residence (as determined by reference to such person’s most recent tax returns, copies of which shall be provided to the Corporation for the sole purpose of determining compliance with this clause (iv)) within a county in which the Corporation or any subsidiary thereof maintains an office (including a loan production office), or in any county contiguous to a county in which the Corporation or any subsidiary thereof maintains an office (including a loan production office) for a period of at least one year prior to the date of his or her purported nomination, election or appointment to the Board of Directors. No person may serve on the Board of Directors if such person is: (w) at the same time, a director, officer, employee or 10% or more stockholder of a bank, savings institution, credit union, mortgage banking company, consumer loan company or similar organization, other than a subsidiary of the Corporation, that engages in financial services related business activities or solicits customers, whether through a physical presence or electronically, in the same market area as the Corporation or any of its subsidiaries; (x) does not agree in writing to comply with all of the Corporation’s policies applicable to directors including but not limited to its confidentiality policy and confirm in writing his or her qualifications hereunder; (y) is a party to any agreement, understanding or arrangement with a party other than the Corporation or a subsidiary that (1) provides him or her with material benefits which are tied to or contingent on the Corporation entering into a merger, sale of control or similar transaction in which it is not the surviving institution, (2) materially limits his or her voting discretion as a member of the Board of Directors of the Corporation, or (3) materially impairs his or her ability to discharge his or her fiduciary duties with respect to the fundamental strategic direction of the Corporation; or (z) has lost more than one election for service as a director of the Corporation. No person shall be qualified to continue to serve as a Director after the annual meeting immediately following his or her seventieth (70th) birthday.